EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization

Primerica Life Insurance Company	Massachusetts
National Benefit Life Insurance Company	New York
Primerica Life Insurance Company of Canada	Canada
PFS Investments Inc.	Georgia

EXH 21.1